

March 16, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Bruce Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida. 33172

      Re: **Lennar Corporation**
            Form 10-K for Fiscal Year Ended November 30, 2016
            Filed January 20, 2017
            File No. 1-11749

Dear Mr. Gross:

We have limited our review to only your financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page22
Results of Operations, page 25

1. We note your discussion and analysis of the change in Lennar Homebuilding's other income, which totaled $57.4 million in the year ended November 30, 2016, compared to $18.6 for the year ended November 30, 2015. Your disclosures indicate that the increase was partially attributable to management fee income and profit participation related to Lennar Homebuilding's strategic joint ventures. Please clarify the nature of the profit participation and tell us how the company accounts for such profit participation. Please also quantify the amount attributable to all material factors disclosed that are impacting your results of operations including the profit participation for all periods presented. Please refer to Item 303(a)(3) of Regulation S-K for guidance.

<u>Lennar Homebuilding Investments in Unconsolidated Entities, page 87</u>

2. We note your disclosure that on May 2, 2016 the Company contributed or had the right
    to contribute its investment in three strategic joint ventures previously managed by Five
    Point in exchange for an investment in a Five Point Entity. We further note your
    disclosure that the transactions did not have a material impact on the Company's
    financial position or cash flows. Please clarify whether the transactions may have had a
    material impact on the Company's results from operations for the year ended November
    30, 2016 and tell us how the Company accounted for the contribution including whether
    the Company recognized any gain or loss as a result of its exchange in its equity method
    investments from its three strategic joint ventures into the new investment in Five Point.
    In providing your response, please refer to the applicable accounting guidance the
    Company relied on in arriving at its conclusions.

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his
absence, Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 or me at (202)
551-3355, if you have questions regarding comments on the financial statements and related
matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction